                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 3



                                   LANCE, INC.
                      --------------------------------------
                                (Name of Issuer)



                         $.83-1/3 Par Value Common Stock
                      --------------------------------------
                         (Title of Class of Securities)



                                   514606 10 2
                      --------------------------------------
                                 (CUSIP Number)



                              A. Zachary Smith III
                         100 N. Tryon Street, Suite 4200
                 Charlotte, North Carolina 28202 (704) 331-7400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


NOTE: This Amendment No. 3 amends and restates the Schedule 13D of Salem Lance Van Every dated December 9, 1997 pursuant to rule 13d-2(c).


---------------------------------                                                                     ------------------------
     CUSIP No. 514606 10 2                                           13D                                 Page 2 of 7 Pages
---------------------------------                                                                     ------------------------


==============================================================================================================================
        1       NAME OF REPORTING PERSON                                                       Salem Lance Van Every
                S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

==============================================================================================================================
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a) [ ]


                                                                                                             (b) [ ]


==============================================================================================================================
        3       SEC USE ONLY


==============================================================================================================================
        4       SOURCE OF FUNDS*                                                                                 oo


==============================================================================================================================
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                           [ ]

==============================================================================================================================
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                            UNITED STATES OF AMERICA

==============================================================================================================================
  NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                                                                                                 804,969
OWNED BY EACH    ======== ====================================================================================================
 REPORTING          8     SHARED VOTING POWER
PERSON WITH
                                                                                                              55,458
                 ======== ====================================================================================================
                    9     SOLE DISPOSITIVE POWER
                                                                                                             804,969
                 ======== ====================================================================================================
                   10     SHARED DISPOSITIVE POWER
                                                                                                              55,458
==============================================================================================================================
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                             860,427
==============================================================================================================================
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                 [ ]

==============================================================================================================================
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                2.9%
==============================================================================================================================
        14      TYPE OF REPORTING PERSON*

                                                                                                                  IN
==============================================================================================================================
                                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

Item 2.           Identity and Background.

                  (a)-(c) The name of the reporting person is Salem Lance Van Every. The residence address of Mr. Van Every is 4010 Seminole Court, Charlotte, North Carolina 28210. Mr. Van Every's principal occupation is that of a private investor.

                  (d) During the past five years, Mr. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mr. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Van Every is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Van Every acquired the sole voting power over 1,289,245 shares of the Common Stock previously reported herein (the "Trust Shares") upon transfer of the Trust Shares by Nan Davis Van Every, Mr. Van Every's stepmother, on November 17, 1998 to the Nan Davis Van Every Florida Intangible Trust, dated November 17, 1998 (the "Irrevocable Trust"), for which Mr. Van Every serves as trustee. On April 30, 1999, the Trust Shares were transferred pursuant to the terms of the Irrevocable Trust to the 1992 Nan Davis Van Every Revocable Trust (the "Revocable Trust"). Mr. Van Every no longer has any dispositive power or voting power over the Trust Shares following their transfer to the Revocable Trust.

                  Mr. Van Every, in his capacity as co-trustee with NationsBank, N.A. of a second trust (the "Second Trust"), beneficially owns 26,020 of the Common Stock (the "Co-Trustee Shares") over which he has shared voting power and shared dispositive power. No funds or other consideration were used in the acquisition of the Co-Trustee Shares. Mr. Van Every became the beneficial owner of the Co-Trustee Shares not by purchase but by operation of law in his capacity as trustee of the Second Trust.

                  Mr. Van Every owns 834,407 shares of Common Stock (the "Other Shares"; together with the Co-Trustee Shares, the "Shares"), of which 771,380 shares are held directly (including 66,500 shares subject to options currently exercisable or exercisable within 60 days), 33,589 shares are held in custodian or trust accounts for his daughters and grandchildren of which he serves as custodian or trustee, 3,123 shares are held by his daughters and 26,315 shares are held by his wife. The Other Shares were primarily acquired by Mr. Van Every by inheritance and by gift in the years prior to this Schedule 13D.

                  At this time, the source and amount of funds that Mr. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mr. Van Every. Future purchases, if any, Mr. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends.


Item 4.           Purpose of Transaction.

                  Since Mr. Van Every is the beneficial owner of the Shares not by purchase but by operation of law, inheritance and by gift, he became such a beneficial owner without motive or purpose. The Co-Trustee Shares are held by the Second Trust. Mr. Van Every has shared investment and dispositive power over the Common Stock held in the Second Trust. Mr. Van Every intends to hold the Co-Trustee Shares in his capacity as trustee for investment.

                  Mr. Van Every has sole investment and dispositive power over the Other Shares, except for the 3,123 shares of the Common Stock owned by his daughters and the 26,315 shares of Common Stock owned by his wife over which he has shared dispositive power and shared voting power. Mr. Van Every intends to hold the Other Shares for investment.

                  Mr. Van Every intends to evaluate the business and prospects of the Issuer and depending on his evaluation, other investment opportunities, market conditions and other factors as he may deem material, Mr. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan. Alternatively, he may, upon consultation with other persons with whom he shares dispositive power, as applicable, dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

                  Mr. Van Every has served as a director of the Issuer since 1990. As a nonemployee director of the Issuer, Mr. Van Every is eligible to receive grants of options to acquire shares of the Common Stock pursuant to the Issuer's 1995 Nonqualified Stock Option Plan for Non-Employee Directors. Currently, Mr. Van Every has options to acquire 15,500 shares of the Common Stock of which options for 11,500 shares are currently exercisable and options for 4,000 shares will become exercisable on May 1, 2000.

                  Mr. Van Every also has options to purchase 31,000 and 24,000 shares of the Common Stock from Nan Davis Van Every, which became exercisable on January 31, 1997 and November 30, 1998, respectively.

                  Except as set forth in this Item 4, Mr. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of the Common Stock that Mr. Van Every beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 860,427 (including 66,500 shares subject to options currently exercisable or exercisable within 60 days) which constitutes approximately 2.9% of the outstanding shares of the Common Stock. Mr. Van Every disclaims beneficial ownership with respect to all such shares described in Item 5(b)(ii), (iii) and (iv).

                  (b) The 860,427 aggregate amount of shares of Common Stock reported herein are beneficially owned as follows:

                           (i) 804,969 shares of Common Stock (the Other Shares,
except for 3,123 shares owned by Mr. Van Every's daughters and 26,315 shares owned by Mr. Van Every's wife) are beneficially owned by Mr. Van Every, either directly or as trustee or custodian for his children and grandchild. Mr. Van Every has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                           (ii) 26,020 shares of Common Stock (the Co-Trustee
Shares) are beneficially owned by Mr. Van Every as co-trustee with NationsBank, N.A. under the Second Trust. In such capacity, Mr. Van Every has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares.

                           (iii) 3,123 shares of the Common Stock are owned by
Mr. Van Every's daughters with whom he shares the investment power to dispose or direct the disposition of these shares and with whom he has the shared voting power to vote or direct the voting of these shares.

                           (iv) 26,315 shares of the Common Stock are owned by
Mr. Van Every's wife with whom he shares the investment power to dispose or direct the disposition of these shares and with whom he shares the voting power to vote or direct the voting of these shares.

                  (c) During the past 60 days, Mr. Van Every has not purchased or sold any shares of Common Stock except on April 30, 1999, pursuant to the terms of the Irrevocable Trust, 1,289,245 shares of Common Stock were transferred to the Revocable Trust.

                  (d) No person other than Mr. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein except as follows:

                           (i) NationsBank, N.A. has the power to direct the
receipt of dividends from, or the proceeds from the sale of, the 26,020 shares of the Common Stock described in Section 5(b)(iii) as co-trustee of the Second Trust.

                           (ii) Mr. Van Every's daughters have the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,123 shares of the Common Stock described in Section 5(b)(iii).

                           (iii) Mr. Van Every's wife has the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 26,315 shares of the Common Stock described in Section 5(b)(iv).

                  (e) Mr. Van Every ceased to be the beneficial owner of more than 5% of Common Stock on April 30, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Items 4 regarding (i) the transfer or disposition of the Trust Shares and (ii) certain other shares of the Common Stock subject to options currently exercisable or exercisable within 60 days.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A.        Lance, Inc. 1995 Nonqualified Stock Option Plan for
                           Non-Employee Directors (incorporated herein by reference to Exhibit 10 to the Issuer's Registration
                           Statement on Form S-8, Registration No. 33-58839).

         Exhibit B.        Letter Agreement dated July 22, 1996 between S. Lance
                           Van Every and Nan D. Van Every (previously filed as
                           Exhibit C to this Schedule 13D and is incorporated herein by reference thereto).


         Exhibit C.        Letter Agreement dated April 28, 1998 between S.
                           Lance Van Every and Nan D. Van Every (previously filed as Exhibit D to Amendment No. 2 to this
                           Schedule 13D and is incorporated herein by reference thereto).

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Salem Lance Van Every                                          June 10, 1999
-------------------------
Salem Lance Van Every



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